Exhibit 99.13

PRESS RELEASE

The Board of Directors of TotalEnergies reaffirms
the relevance of the Company’s strategy and
its confidence in the governance & management
to continue its implementation

Paris, September 25, 2026 – On the occasion of its annual strategic seminar held on September 23 and 24, 2026, TotalEnergies’ Board of Directors reviewed the Company's strategic outlook and unanimously reaffirmed the relevance of the strategy implemented around its two pillars, Oil & Gas and Integrated Power. The Company’s outlook will be presented to investors on September 28, 2026.

On this occasion, the Board also addressed the continuity of the Company’s governance and leadership.

Accordingly, the Board of Directors wishes that Patrick Pouyanné, Chairman and Chief Executive Officer, continues to drive this strategy’s deployment at the helm of the Company.

The Board reviewed the most suitable mode of governance for the Company and decided unanimously and with conviction to continue to combine positions of Chairman and Chief Executive Officer, knowing that this unity of the Company's management and representation is part of its particularly well-balanced corporate governance framework, with a Lead Independent Director who is a preferred contact for shareholders, whom the Board of Directors has found to be fully fulfilling his role.

Then, on the proposal of the Governance and Ethics Committee, it has therefore unanimously1 decided that the renewal of the mandate of Patrick Pouyanné will be proposed to the Shareholders’ Meeting in May 2027 as well as the renewal of the mandate of Jacques Aschenbroich, who has held the position of Lead Independent Director since May 2023.

Jacques Aschenbroich, Lead Independent Director, said “Since he has been appointed Chairman and Chief Executive Officer in December 2015, Patrick has undertaken an in-depth transformation of the Company, making it a more financially performing company, diversifying its oil and gas supply sources, particularly LNG, and, above all, resolutely pursuing its energy transition strategy, distinctive of its competitors. The Board also noted the high level of shareholder support -close to 98%- for the amendment to the statutory age limits for the exercise of the duties of Chairman and Chief Executive Officer, which was submitted to the Shareholders’ Meeting on May 29, 2026. The Board of Directors of TotalEnergies unanimously renews its confidence in Patrick to continue his action”.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

1 Mr. Patrick Pouyanné and Mr. Jacques Aschenbroich did not take part in the deliberations of the Governance and Ethics Committee or of the Board of Directors in respect of the matters concerning them.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).